October 16, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.

Draft Registration Statement on Form S-1

CIK No. 0001582616

SEC Comment Letter dated October 10, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal

Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (“Amendment No. 1”) of the Registration Statement on Form S-1 of the Company, together with Exhibits, marked to indicate changes to the Registration Statement submitted to the Commission on October 7, 2013 (the “Registration Statement”).

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 10, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Division of Corporation Finance

Securities and Exchange Commission

October 16, 2013

The Company has asked us to convey the following as its responses to the Staff:

The Reorganization, page 35

1.	Please revise your disclosures to include the information you previously disclosed in your historical financial statements and in your response letters to us, including:

•	the assets and liabilities of Holdings will be included in the financial statements of Norcraft Companies, Inc. at their carrying amounts as of the date of the reorganization;

•	the interests held by MEB Norcraft LLC, Buller Norcraft Holdings LLC and the current and former members of management and board in Norcraft Companies LLC will be reported as non-controlling interests in the financial statements of Norcraft Companies, Inc.;

•	Norcraft GP has not been capitalized and has no assets or liabilities and no commitment to fund cash flow deficits or furnish direct or indirect financial assistance to the Company; and

•	prior to the Reorganization SKM Norcraft Corp. and Trimaran Cabinet Corp. were not operating entities and had no results of operations or cash flows, other than receipts of distributions from Norcraft Holdings, L.P. or tax refunds; intend to distribute any assets, other than their interests in Norcraft Holdings L.P., to their respective shareholders prior to the reorganization; and have no material liabilities and will agree to indemnify the Company for any liabilities incurred prior to entering into the reorganization.

Response to Comment 1:

The Company has revised the Registration Statement in response to the Staff’s comment.

•	Pages iii and 37 of Amendment No. 1 revise the Registration Statement to add disclosures that the assets and liabilities of Norcraft Holdings, L.P. will be included in the financial statements of Norcraft Companies, Inc. at their carrying amounts as of the date of the reorganization and that the interests held by MEB Norcraft LLC, Buller Norcraft Holdings LLC and the current and former members of the Company’s management and board in Norcraft Companies LLC will be reported as non-controlling interests in the financial statements of Norcraft Companies, Inc.

•	Page 35 of Amendment No. 1 revises the Registration Statement to add disclosure that Norcraft GP has not been capitalized and has no assets or liabilities and no commitment to fund cash flow deficits or furnish direct or indirect financial assistance to the Company.

Division of Corporation Finance

Securities and Exchange Commission

October 16, 2013

•	Page 37 of Amendment No. 1 revises the Registration Statement to add disclosure that prior to the Reorganization, SKM Norcraft Corp. and Trimaran Cabinet Corp. (i) were not operating entities and had no results of operations or cash flows, other than receipts of distributions from Norcraft Holdings, L.P. or tax refunds, (ii) intend to distribute any assets, other than their interests in Norcraft Holdings L.P., to their respective shareholders prior to the reorganization; and (iii) have no material liabilities and will agree to indemnify the Company for any liabilities incurred prior to entering into the reorganization.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:

Mark Buller

Leigh Ginter

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